This filing is made pursuant to
Rule 424(b)(3) under the
Securities Act of 1933 in connection
with Registration No. 333-121854

PROSPECTUS

AMDL, INC.

4,374,156 SHARES
OF COMMON STOCK

     This prospectus relates to shares of common stock of AMDL, Inc. that may be offered for sale for the account of the selling stockholders identified in this prospectus. The selling stockholders may offer and sell from time to time up to 4,374,156 shares of our common stock, of which 2,517,415 shares will be issued to the selling stockholders only if and when they exercise warrants held by them.

     The selling stockholders may sell all or any portion of their shares of common stock in one or more transactions on the American Stock Exchange, NASDAQ or in private, negotiated transactions. Each selling stockholder will determine the prices at which it sells its shares. Although we will incur expenses in connection with the registration of the common stock, we will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders. We will receive gross proceeds of up to approximately $2,823,000 from the exercise of the warrants, however, if and when they are exercised.

     On January 3, 2005, there were 23,499,489 shares of common stock outstanding. Our common stock is listed on the American Stock Exchange and traded under the symbol “ADL.” On December 31, 2004, the closing price of the common stock on the American Stock Exchange was $0.78 per share.

     We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision.

     The shares of common stock offered or sold under this prospectus involve a high degree of risk. See “Risk Factors” beginning at Page 5.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 13, 2005.

     We have not authorized any person to give you any supplemental information or to make any representations for us. You should not rely upon any information about our company that is not contained in this prospectus or in one of our public reports filed with the Securities and Exchange Commission (“SEC”) and incorporated into this prospectus. Information contained in this prospectus or in our public reports may become stale. You should not assume that the information contained in this prospectus, any prospectus supplement or the documents incorporated by reference are accurate as of any date other than their respective dates, regardless of the time of delivery of this prospectus or of any sale of the shares. Our business, financial condition, results of operations and prospects may have changed since those dates. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted.

     In this prospectus, “AMDL,” “company,” “we,” “us,” and “our” refer to AMDL, Inc., a Delaware corporation.

ABOUT FORWARD-LOOKING STATEMENTS

     This prospectus contains and incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 which reflect our current view (as of the date such forward-looking statement is made) with respect to future events, prospects, projections or financial performance. These forward-looking statements are subject to certain uncertainties and other factors that could cause actual results to differ materially from those made, implied or projected in such statements. The words “believe,” “expect,” “anticipate,” “project,” and similar expressions identify “forward-looking statements” which speak only as of the date of the statement made. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

AMDL

     We are a theranostics (therapy and diagnosis) company, involved in both the detection and treatment of cancer. While in the recent past most of our sales have been derived from the sale of one of our OEM products, the Company’s long term potential and prospects will come from its proprietary product DR-70® and from its combination immunogene therapy technology.

     We develop, manufacture, market and sell various immunodiagnostic kits for the detection of cancer and other diseases. Our products may be used by hospital, clinical, research and forensic laboratories and doctor’s offices to obtain precise and rapid identification of certain types of cancer and other diseases. Our DR-70® test kit is used to assist in the detection of at least 13 different types of cancer, including: lung (small and non-small cell); stomach; breast; rectal; colon and liver. As DR-70® is a non-invasive blood test, there are no side effects to our test. DR-70® is not yet cleared for sale in the United States.

     Prior to May 2002, our focus was on obtaining foreign distributors for our DR-70® kit. In May 2002, we decided to begin the FDA process under Section 510(k) of the Food, Drug and Cosmetic Act for approval of our intent to market DR-70® as an aid in monitoring patients with colorectal cancer. We conducted clinical trials comparing our DR-70® to the currently accepted assay, CEA, and we submitted the results to the FDA in September 2003. In January, 2004, the FDA responded to our submission. The FDA identified deficiencies in our application and advised our consultant, Diagnostic Oncology CRO, Inc. (DOCRO) that based upon the data submitted, the FDA determined that the DR-70® kit was not substantially equivalent to any other device which has gone through the 510(k) approval process. The FDA further advised that if we had data which we believe shows that the DR-70® kit has substantial equivalence, we could submit such additional information for the FDA’s consideration. We have submitted additional data and a new application to the FDA proposing that DR-70® be used in tandem with CEA in monitoring colorectal cancer patients and we are awaiting the FDA’s response. We cannot predict the length of time it will take for the FDA to review our new application or whether approval will ultimately be obtained.

     Studies completed at the University of Frankfurt have shown DR-70® to be a reliable screening test for cancer of the gastrointestinal tract. Other studies of DR-70® as an aid in monitoring and screening for lung cancer and ovarian cancer in Germany are ongoing. We have received approvals to import and market DR-70® in Canada (for lung cancer), Australia and the UK. We have also received certification for EN ISO 13485, a key global standard to ensure quality within the medical and diagnostic device industry. We have complied with the regulations allowing us to affix the CE (Conformite Europeenne) Mark to our DR-70® kit. The CE Mark is required to be displayed on regulated products placed for sale in the European Union and allows us to market DR-70® in the European Union, subject to any additional specific country regulatory requirements or limitations. We currently sell DR-70® primarily in Asia.

     Our other proprietary product, Pylori-Probe™, is cleared for sale in the United States; however, we do not intend to market Pylori-Probe™ because we believe that the Pylori-Probe™ cannot be competitively marketed at this time.

     In August 2001, we acquired a combination immunogene therapy technology that may be effective in building a cancer patient’s immune system and could eventually lead to a vaccine to protect patients known to be at risk because of a family history for certain types of cancer. The combination therapy is intended to both build the body’s immune system and destroy cancer cells. This technology involves injecting the cancer patient’s tumor with a vector carrying both a granulocyte-macrophage colony stimulating factor and a t-cell co-stimulating factor, thereby activating an immune response against the cancer cells. We are actively seeking a pharmaceutical or biotechnology strategic partner with whom to form a joint venture or otherwise license our combination immunogene therapy technology. Preliminary tests in Canada conducted on mice injected with human skin and brain cancers indicated that the combination therapy can be effective. Additionally, Phase 1 clinical trials have been completed in Canada. We funded a study conducted by Dr. Lung-Ji Chang at the University of Florida to target breast cancer with a goal of ultimately developing a vaccine using the combination immunogene therapy technology. We believe the technology may have potential for fighting several types of cancer by enhancing one’s immune system and thereby increasing the number of cells that naturally destroy cancer. We also acquired from Dr. Chang other technology relating to a humanized mouse model for the evaluation of anti-human tumor immunity and the identification of immunomodulating genes. However, no assurances can be given that any of these activities will lead to the development of any commercial products or vaccines or that FDA approval will be obtained for any use of the technology.

     We also offer a line of non-proprietary blood tests that are designed to help diagnose a particular kind of cancer. These tests are generally known by the symbols that denote the type of cancer, e.g. CEA for colon cancer and PSA for prostate cancer.

     Our objective is to be a leading provider of cancer-detecting immunodiagnostic kits. In order to meet our objectives, we plan to do the following:

•	obtain U.S. Food and Drug Administration clearance and international approvals for our DR-70® product;

•	distribute DR-70® kits in approved markets;

•	develop DR-70® distribution channels in new markets; and

•	pursue one or more strategic partners to license and develop our combination immunogene therapy technology.

     In addition to the proprietary test kits described above, our primary OEM product is a ketone strip, which is used by diabetics and those on high protein diets to monitor ketones, which if elevated, can cause kidney damage in patients. We also offer a line of diagnostic test kits for allergy, autoimmune, cancer markers, clinical chemistry, drugs of abuse, fertility, gastrointestinal disease, serology, serum proteins, thyroid, urine chemistry and others. We provide our OEM products on a limited basis and do not actively market them. One customer accounted for 66.5% of total sales and 93.7% of sales of our OEM products for the nine months ended September 30, 2004 and 85.4% of total sales and 97.2% of sales of our OEM products for the year ended December 31, 2003. That customer has indicated that it does not expect to make further purchases until later in 2005. The loss of this customer in the future could significantly affect our operating results.

     Our OEM tests are non-invasive and non-therapeutic diagnostic blood and urine tests performed by a registered technician. The technician takes the patient’s sample and performs the test according to the test’s instructions included in the package to determine whether or not the specific condition being tested exists. Our OEM product test kits are similar, if not substantially the same, as those offered by others. All of our OEM products for commercial use in the United States have been registered with and approved by the FDA for sale to us and others by the respective manufacturers. We purchase our OEM products from the manufacturer and resell them under our label.

RISK FACTORS

     This offering involves a high degree of risk. You should consider carefully the following risk factors, as well as the other information contained in this prospectus and the documents incorporated by reference into this prospectus, in evaluating an investment in our common stock.

Our product development efforts may not result in commercial products.

     We intend to continue an aggressive product development program. Successful cancer detection and treatment product development is highly uncertain, and very few research and development projects produce a commercial product. Product candidates like DR-70® or the combination immunogene therapy technology that appear promising in the early phases of development, such as in early animal or human clinical trials, may fail to reach the market for a number of reasons, such as:

•	the product candidate did not demonstrate acceptable clinical trial results even though it demonstrated positive preclinical trial results;

•	the product candidate was not effective in treating a specified condition or illness;

•	the product candidate had harmful side effects on humans;

•	the necessary regulatory bodies, such as the FDA, did not approve our product candidate for an intended use;

•	the product candidate was not economical for us to manufacture and commercialize; and

•	the product candidate is not cost effective in light of existing therapeutics.

     Of course, there may be other factors that prevent us from marketing a product including, but not limited to, our limited cash resources. We cannot guarantee we will be able to produce commercially successful products. Further, clinical trial results are frequently susceptible to varying interpretations by scientists, medical personnel, regulatory personnel, statisticians and others, which may delay, limit or prevent further clinical development or regulatory approvals of a product candidate. Also, the length of time that it takes for us to complete clinical trials and obtain regulatory approval for product marketing may vary by product and by the intended use of a product. We cannot predict the length of time to complete necessary clinical trials and obtain regulatory approval.

     Our current cash position of approximately $2,630,000 is not sufficient to conduct significant clinical trials and to market our products internationally by ourselves. With or without additional financing, we will likely engage outside distributors and license our products to others, although there can be no assurances that our products can be successfully licensed.

We may not be able to continue to operate our business if we are unable to attract additional operating capital.

     The current level of revenues from the sale of DR-70® kits to our distributors and ketone strips, our principal OEM product, are not sufficient to finance operations on a long-term basis and no other significant orders are pending for our OEM products at this time. Accordingly, our business and operations are substantially dependent on our ability to raise additional working capital to finance the costs of FDA approval of DR-70® and to pay ongoing general and administrative expenses of our business. Assuming we do not conduct any additional full-scale clinical trials, we only have enough cash currently on hand to meet our current level of operating expenses until March 2006. We have total warrants outstanding that are currently exercisable for up to an aggregate of 4,816,897 shares of our common stock at a weighted average exercise price of $1.19 per share. If all of these outstanding warrants are exercised in full, we would receive gross proceeds of approximately $5,715,000, but there can be no assurance that any of these warrants will be exercised. If the exercise price of the outstanding warrants exceeds the then market price of our common stock, it is unlikely that the warrant holders will exercise those warrants. Financing from sources other than the exercise of these warrants may not be available to us when needed or, if available, may not be obtained on commercially reasonable terms. In addition, any future equity financing may involve substantial dilution to our stockholders.

     The 1,606,741 shares sold in our recent offering, the 1,767,415 shares issuable upon exercise of warrants issued in the offering, 250,000 shares previously issued for services and 750,000 shares issuable upon exercise of warrants previously issued for services which are being offered and sold by the selling stockholders may be sold and transferable in the public markets at any time. The sale of these shares may depress the price of our stock in the future and adversely impact our ability to obtain additional financing.

Our current products cannot be sold in certain countries if we do not obtain and maintain regulatory approval.

     We conduct research and clinical trials and we manufacture, distribute and market our products for their approved indications. These activities are subject to extensive regulation by numerous state and federal governmental authorities in the U.S., such as the FDA and the Centers for Medicare and Medicaid Services (formerly Health Care Financing Administration), as well as by certain foreign countries, including some in the European Union. Currently, we (or our distributors) are required in the U.S. and in foreign countries to obtain approval from those countries’ regulatory authorities before we can market and sell our products in those countries. Obtaining regulatory approval is costly and may take many years, and after it is obtained, it remains costly to maintain. The FDA and foreign regulatory agencies have substantial discretion to terminate clinical trials, require additional testing, delay or withhold registration and marketing approval and mandate product withdrawals. In addition, later discovery of unknown problems with our products or manufacturing processes could result in restrictions on such products and manufacturing processes, including potential withdrawal of the products from the market. If regulatory authorities determine that we have violated regulations or if they restrict, suspend or revoke our prior approvals, they could prohibit us from manufacturing or selling our products until we comply, or indefinitely.

FDA approval for marketing DR-70® is not assured.

     Prior to May 2002, our focus was on obtaining foreign distributors for our DR-70® kit. Then, in May 2002 we decided to begin the FDA process for approval of our DR-70® kit as an aid in monitoring patients with colorectal cancer. The FDA advised us that the DR-70® test data originally submitted does not demonstrate substantial equivalence to a previously approved device, which is necessary for approval of a 510(k) premarket notification for DR-70® as an aid in monitoring patients with colorectal cancer. We submitted additional data and a new 510 (k) application to the FDA proposing that DR-70® be used in tandem with CEA in monitoring patients with colorectal cancer and we are awaiting the FDA’s response. At this time, we cannot predict (i) the length of time it will take for the FDA to review the data and new application, (ii) whether 510(k) premarket notification will be available for our DR-70® test kit, or (iii) whether such approval will be ultimately obtained.

Our future prospects will be negatively impacted if we are unsuccessful in pending litigation over the combination immunogene therapy technology.

     We are engaged in litigation with AcuVector Group Inc. in the Court of Queen’s Bench in Edmonton, Alberta, Canada over the combination immunogene therapy technology we purchased from Dr. Chang in 2001. AcuVector, a former licensee of Dr. Chang, claims that the terminated license agreement is still in effect. AcuVector is seeking substantial damages and injunctive relief against Dr. Chang and $20,000,000 in damages against us for alleged interference with the relationship between Dr. Chang and AcuVector. This case is in the early discovery stage.

     We are also defending a companion case filed in the same court by the Governors of the University of Alberta filed against us and Dr. Chang. The University of Alberta claims, among other things, that Dr. Chang failed to remit the payment of the University’s portion of the monies paid by us to Dr. Chang for the combination immunogene technology purchased by us from Dr. Chang in 2001. In addition to other claims against Dr. Chang relating to other technologies developed by him while at the University, the University also claims that we conspired with Dr. Chang and interfered with the University’s contractual relations under certain agreements with Dr. Chang, thereby damaging the University in an amount which is unknown to the University at this time. The University has not claimed that AMDL is not the owner of the combination immunogene therapy technology, just that the University has an equitable interest therein or the revenues therefrom.

     Accordingly, if either AcuVector or the University is successful in their claims, we may be liable for substantial damages, our rights to the technology will be adversely affected, and our future prospects for exploiting or licensing the combination immunogene therapy technology will be significantly impaired.

If our intellectual property positions are challenged, invalidated or circumvented, or if we fail to prevail in future intellectual property litigation, our business could be adversely affected.

     The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and often involve complex legal, scientific and factual questions. To date, there has emerged no consistent policy regarding breadth of claims allowed in such companies’ patents. Third parties may challenge, invalidate or circumvent our patents and patent applications relating to our products, product candidates and technologies. In addition, our patent positions might not protect us against competitors with similar products or technologies because competing products or technologies may not infringe our patents.

We face substantial competition, and others may discover, develop, acquire or commercialize products before or more successfully than we do.

     We operate in a highly competitive environment. Our products compete with other products or treatments for diseases for which our products may be indicated. Additionally, some of our competitors market products or are actively engaged in research and development in areas where we are developing product candidates. Large pharmaceutical corporations have greater clinical, research, regulatory and marketing resources than we do. In addition, some of our competitors may have technical or competitive advantages over us for the development of technologies and processes. These resources may make it difficult for us to compete with them to successfully discover, develop and market new products.

We are reliant on a few customers and our distributors for all sales of DR-70® and our OEM products.

     Virtually all of our operating revenues have come from sales to two distributors in foreign countries of DR-70® kits and from sales to a few domestic customers of our OEM products, which consists primarily of ketone strips. For the year ended December 31, 2003 and the nine months ended September 30, 2004, 87.8% and 71.0%, respectively, of our revenues were derived from sales of OEM products. Historically, we have not received any substantial orders from any of our customers or distributors of DR-70®. Total sales of DR-70® kits for the year ended December 31, 2003 and the nine months ended September 30, 2004 were $43,828 and $50,517, respectively. Moreover, none of our distributors or customers is contractually required to buy any specific number of DR-70® kits or OEM product from us. Accordingly, based upon this fact, historical sales, and the uncertainty of FDA approval for sale of DR-70® in the United States, any projection of future orders or sales of DR-70® kits or OEM product is unreliable. In addition, the amount of our products purchased by our distributors or customers can be adversely affected by a number of factors, including their budget cycles and the amount of funds available to them for product promotion and marketing.

We are subject to risks associated with our foreign distributors.

     Our business strategy includes the continued dependence on foreign distributors for our DR-70® product. To date, we have not been successful in generating a significant increase in sales through distribution channels in existing markets or in developing distribution channels in new markets. We are also subject to the risks associated with our distributor’s operations, including: (i) fluctuations in currency exchange rates, (ii) compliance with local laws and other regulatory requirements, (iii) restrictions on the repatriation of funds, (iv) inflationary conditions, (v) political and economic instability, (vi) war or other hostilities, (vii) overlap of tax structures, and (viii) expropriation or nationalization of assets. The inability to effectively manage these and other risks could adversely affect our business.

We do not intend to pay dividends on our common stock in the foreseeable future.

     We currently intend to retain any earnings to support our growth strategy and do not anticipate paying dividends in the foreseeable future.

Sale of a substantial number of the shares of our common stock which were registered in 2003 and 2004 may cause the market price of our common stock to decline.

     On July 31, 2003, a registration statement filed with the SEC became effective which registered the resale of 8,261,223 shares of our common stock in the public markets, and on December 3, 2003 another registration statement filed with the SEC became effective which registered the resale of an additional 1,858,320 shares of our common stock in the public markets. On February 6, 2004, an additional 4,251,680 shares of our common stock were registered for resale with the SEC. Many of these shares have already been sold and there are no longer any restrictions on the resale of any of these shares. Therefore, in addition to other outstanding freely tradable shares, if the holders of the shares registered pursuant to any of these registration statements and the selling stockholders named in this prospectus all offer and sell substantial amounts of their shares at or about the same time, the market price of our common stock could be severely negatively affected. Significant sales of these shares could make it more difficult for these stockholders or purchasers of their shares to liquidate their holdings in the future.

Future sales of restricted common stock could also adversely affect the market price of our shares.

     We cannot predict the effect that future sales of common stock will have on the market price of the common stock. Sales of substantial amounts of common stock, or the perception that such sales could occur, could adversely affect the market price of the common stock. Approximately 6,950,000 of the shares of common stock currently issued and outstanding are “restricted securities” as that term is defined under Rule 144 under the Securities Act of 1933 and may not be sold unless they are registered or unless an exemption from registration, such as the exemption provided by Rule 144, is available. Virtually all of these restricted securities are currently eligible for resale pursuant to Rule 144, subject to the volume and manner of sale limitations prescribed by Rule 144, including 2,000,000 shares that are also subject to a voting trust.

Our stock price is volatile, which could adversely affect your investment.

     Our stock price, like that of other cancer diagnostic and treatment companies, is highly volatile. Our stock price may be affected by such factors as:

•	clinical trial results;

•	product development announcements by us or our competitors;

•	regulatory matters;

•	announcements in the scientific and research community;

•	intellectual property and legal matters; and

•	broader industry and market trends unrelated to our performance.

     In addition, if our revenues or operating results in any period fail to meet the investment community’s expectations, there could be an immediate adverse impact on our stock price.

USE OF PROCEEDS

     We will not receive any of the proceeds from sales of common stock by any selling stockholder. We will receive gross proceeds of up to approximately $2,823,000 from the exercise of the warrants to purchase 2,517,415 shares of common stock if and when the warrants held by the selling stockholders are exercised. We intend to use the net proceeds from the exercise of the warrants for our general working capital needs. There can be no assurance that all, or any, of the warrants will be exercised. Neither the issuance of the common stock to the selling stockholders upon the exercise of the warrants nor the transfer of the warrants is part of this offering.

SELLING STOCKHOLDERS

     This prospectus relates to the offering and sale, from time to time, of up to 4,374,156 shares of our common stock by the stockholders named in the table below. All of the selling stockholders named below acquired their shares of our common stock and warrants directly from us in private transactions.

     The following table sets forth certain information known to us, as of January 5, 2005, and as adjusted to reflect the sale of the shares offered hereby, with respect to the beneficial ownership of common stock by the selling stockholders. The selling stockholders may sell all or some of the shares of common stock they are offering, and may sell shares of our common stock otherwise than pursuant to this prospectus. It also assumes that each of the stockholders who have warrants exercises all of such warrants and sells all of the shares issued upon exercise thereof. The table below assumes that the selling stockholders sell all of the shares offered by them in offerings pursuant to this prospectus, and neither dispose of nor acquire any additional shares. We are unable to determine the exact number of shares that will actually be sold or when or if these sales will occur.

     The shares of common stock being offered pursuant to this prospectus and included in the table below include 2,517,415 shares of common stock that remain issuable upon the exercise of warrants.

			Number
			of
	Shares beneficially		Shares
	owned before		being	Shares beneficially
	the offering		offered	owned after offering
Name of beneficial owner	Number	Percentage		Number	Percentage
AS Capital Partners, LLC (1)	100,000	0.425%	100,000	—	0.000%
Brickman Investments, Inc. (2)	192,370	0.814%	129,870	62,500	0.265%
Capital Ventures International (3)	830,000	3.471%	830,000	—	0.000%
F. Berdon Co LP (4)	140,000	0.594%	140,000	—	0.000%
Gemini Master Fund, Ltd. (5)	194,806	0.826%	194,806	—	0.000%
Richard Kessler	30,500	0.130%	20,500	10,000	0.043%
Martin Lowenthal	100,000	0.425%	100,000	—	0.000%
Maloney & Company, LLC (6)	64,936	0.276%	64,936	—	0.000%
Paul Masters IRA	104,000	0.442%	104,000	—	0.000%
Noble Securities Holdings, Ltd. (7)	1,000,000	4.167%	1,000,000	—	0.000%
Red Earth Holdings Ltd. (8)	129,870	0.551%	129,870	—	0.000%
SRG Capital, LLC (9)	493,750	2.075%	400,000	93,750	0.397%
Boston Financial Partners (10)	1,455,595	5.946%	1,032,500	423,095	1.785%
Brighton Capital, Ltd. (11)	23,954	0.102%	23,954	—	0.000%
The Condor Group, LLC (12)	3,747	0.016%	3,747	—	0.000%
Galileo Asset Management S.A. (13)	49,679	0.211%	49,679	—	0.000%
Michael R. Hamblett (14)	71,799	0.305%	9,299	62,500	0.265%
Integra International Ltd. (15)	3,247	0.014%	3,247	—	0.000%
Lyons Capital LP (16)	36,295	0.154%	20,357	15,938	0.068%
Anthony J. Spatacco, Jr.	20,274	0.086%	4,649	15,625	0.066%
Starboard Capital Markets LLC (17)	89,549	0.380%	4,649	84,900	0.360%
Starobin Partners, Inc. (18)	3,237	0.014%	3,237	—	0.000%
Isaac Vidomlanski	4,856	0.021%	4,856	—	0.000%

(1)	Michael Coughlan, Chief Financial Officer, has sole voting and investment power with respect to these shares.

(2)	Vanessa Andrade, Secretary, has sole voting and investment power with respect to these shares.

(3)	Heights Capital Management, Inc. (HCM) the authorized agent of Capital Ventures International (CVI), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as investment manager of HCM may also be deemed to have investment discretion and voting power over the shares held by CVI. Mr. Kobinger disclaims any such beneficial ownership of the shares.

(4)	Frederick Berdon, Managing Partner, has sole voting and investment power with respect to these shares.

(5)	The Investment Manager of Gemini Master Fund, Ltd. is Gemini Investment Strategies, LLC. The Managing Members of Gemini Investment Strategies, LLC are Messrs. Steven W. Winters, and Richard S. Yakomin. As such, Messrs. Winters and Yakomin may be deemed beneficial owners of the shares. Messrs. Winters and Yakomin, however, disclaim beneficial ownership of these shares.

(6)	Michael J. Maloney, Member, has sole voting and investment power with respect to these shares. Does not include warrants to purchase 5,000 shares held by Michael J. Maloney, individually.

(7)	Don Scholar, Branch Manager of Noble Group, Ltd., an affiliate of Noble Securities Holdings, Ltd. has sole voting and investment power with respect to these shares. Does not include warrants to purchase 200,000 shares held by Noble Group, Ltd.

(8)	Mrs. S. K. Clarke, Mr. C. D. Ferbrache and Mr. T. S. Howarth, the Directors of Hamilton Management Services Limited, the Corporate Director of Red Earth Holdings Ltd. are the persons who have joint voting and investment power with respect to these shares.

(9)	Edwin Mecabe and Tai May Lee of the Managing Member have joint voting and investment power with respect to these shares.

(10)	Thomas Brazil, President, has sole voting and investment power with respect to these shares.

(11)	Jeffery Wollin, President, has sole voting and investment power with respect to these shares.

(12)	Robert Lowenger, Principal, has sole voting and investment power with respect to these shares.

(13)	Marie-Christine Wright, Director and beneficial owner, has sole voting and investment power with respect to these shares.

(14)	Excludes 6,200 shares held by Basso Securities Ltd Money Purchase Plan fbo Michael R. Hamblett, Howard I. Fischer, Trustee.

(15)	Adam Parkin, Director and Juliet Evans, Secretary, have joint voting and investment power with respect to these shares.

(16)	Jason Lyons, Chairman and beneficial owner, has sole voting and investment power with respect to these shares.

(17)	James T. Dotzman and W. Tyson Perry, Managing Principals, have joint voting and investment power with respect to these shares.

(18)	Mark I. Lev, Chairman and CEO has sole voting and investment power with respect to these shares.

     Except as otherwise indicated above or in the footnotes to the table, the selling stockholders have not held any position or office or had any material relationship with our company or any of its subsidiaries within the past three years and the selling stockholders possess sole voting and investment power with respect to the shares shown.

     The selling stockholders will sell their shares in one or more market transactions on the American Stock Exchange or in privately negotiated transactions at standard terms, including commissions at market rates for similar transactions.

PLAN OF DISTRIBUTION

     Shares of common stock covered hereby may be offered and sold from time to time by the selling stockholders. Each selling stockholder will act independently of the company in making decisions with respect to the timing, manner and size of each sale. Each selling stockholder may sell the shares being offered hereby: (i) on the American Stock Exchange, or otherwise at prices and at terms then prevailing or at prices related to the then current market price; or (ii) in private sales at negotiated prices or by a combination of such methods of sale.

     Any broker-dealer participating in such transactions as agent may receive commissions from each selling stockholder (and, if acting as agent for the purchaser of such shares, from such purchaser). Usual and customary brokerage fees will be paid by each selling stockholder. Broker-dealers may agree with each selling stockholder to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for each selling stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to each selling stockholder. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) on the American Stock Exchange, in negotiated transactions or by a combination of such methods of sale or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above.

     Each selling stockholder and any underwriter, dealer or agent who participates in the distribution of such shares may be deemed to be “underwriters” under the Securities Act of 1933, and any discount, commission or concession received by such persons might be deemed to be an underwriting discount or commission. Each selling stockholder may indemnify any broker-dealer who participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon by Preston Gates & Ellis LLP, Irvine, California.

EXPERTS

     Our financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-KSB for the year ended December 31, 2003 have been audited by Corbin & Company, LLP, an independent registered public accounting firm, and have been incorporated in this prospectus by reference in reliance upon the reports of Corbin & Company, LLP pertaining to such financial statements and upon the authority of such firm as experts in auditing and accounting.

AVAILABLE INFORMATION

     We file annual, quarterly, and current reports, proxy statements, and other documents with the SEC. You may read and copy any document we file at the SEC’s public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. The SEC maintains an internet site at http://www.sec.gov where certain reports, proxy and information statements, and other information regarding issuers (including AMDL) may be found. In addition, such material concerning the Company may be inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006.

     This prospectus is part of a registration statement filed with the SEC. The registration statement contains more information than this prospectus regarding our company and its common stock, including certain exhibits filed. You can get a copy of the registration statement from the SEC at the address listed above or from the SEC’s internet site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to “incorporate” into this prospectus information we file with it in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, except to the extent information in those documents is different from the information contained in this prospectus, and all future documents filed with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we terminate the offering of these shares.

•	Current Report on Form 8-K dated January 6, 2005

•	Current Report on Form 8-K dated December 16, 2004

•	Current Report on Form 8-K dated December 6, 2004

•	Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2004 filed November 14, 2004

•	Proxy Statement dated August 19, 2004

•	Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2004 filed August 14, 2004

•	Annual Report on Form 10-KSB for the year ended December 31, 2003 filed March 30, 2004

•	Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 2004 filed May 13, 2004

•	The description of the Company’s common stock contained in its Registration Statement on Form 8-A filed September 21, 2001

We will provide without charge to each person, including any beneficial owner of common stock, to whom this prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents that have been incorporated by reference in this prospectus (not including exhibits to such documents unless such exhibits are specifically incorporated by reference therein). Requests should be directed to: AMDL, Inc., 2492 Walnut Avenue, Suite 100, Tustin, California 92780-7039, Attention: Arthur S. Rosten, Chief Financial Officer, Telephone (714) 505-4460.